[Willkie Farr & Gallagher LLP]

VIA EDGAR

May 17, 2006

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares Trust
(Securities Act File No. 333-92935; Investment Company Act File No. 811-09729)
Post-Effective Amendment No. 44

Ladies and Gentlemen:

On behalf of the iShares Trust (the “Trust”), I hereby transmit for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 44 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Amendment is being filed pursuant to Rule 485 under the 1933 Act and is to be automatically effective in seventy-five (75) days for the sole purpose of adding five (5) new series to the Trust.

If you have any questions or comments, please do not hesitate to contact me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin